Filed Pursuant to Rule 433
Registration Statement No. 333-270013
Pricing Term Sheet
November 3, 2025

eBay Inc.

$600,000,000 4.250% Notes due 2029
$400,000,000 5.125% Notes due 2035

Pricing Term Sheet

This pricing term sheet supplements, and should be read in conjunction with, eBay Inc.’s preliminary prospectus supplement dated November 3, 2025 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated February 24, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	eBay Inc. (the “Company”)
Securities:

4.250% Notes due 2029 (the “2029 Notes”)
5.125% Notes due 2035 (the “2035 Notes”)

The 2029 Notes and the 2035 Notes (collectively, the “Notes”) will each constitute a separate “series” of the Company’s debt securities under the indenture governing the Notes.

Security Type:	Senior unsecured notes
Principal Amount:	2029 Notes: $600,000,000 2035 Notes: $400,000,000
Expected Ratings*:	Baa1 (stable) (Moody’s Investors Service, Inc.) BBB+ (stable) (S&P Global Ratings)
Trade Date:	November 3, 2025
Settlement Date**:	November 6, 2025 (T+3)
Maturity Date:	2029 Notes: March 6, 2029 2035 Notes: November 6, 2035
Interest Payment Dates:	2029 Notes: March 6 and September 6 of each year, commencing on March 6, 2026 2035 Notes: May 6 and November 6 of each year, commencing on May 6, 2026
Record Dates:	2029 Notes: February 19 and August 22 of each year 2035 Notes: April 21 and October 22 of each year
Coupon (Interest Rate):	2029 Notes: 4.250% per year, accruing from November 6, 2025 2035 Notes: 5.125% per year, accruing from November 6, 2025
Benchmark Treasury:	2029 Notes: 3.500% due October 15, 2028 2035 Notes: 4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	2029 Notes: 99-22¼; 3.609% 2035 Notes: 101-05; 4.105%
Spread to Benchmark Treasury:	2029 Notes: 65 basis points 2035 Notes: 103 basis points
Yield to Maturity:	2029 Notes: 4.259% 2035 Notes: 5.135%
Price to Public:	2029 Notes: 99.977% of Principal Amount, plus accrued interest, if any 2035 Notes: 99.923% of Principal Amount, plus accrued interest, if any
Optional Redemption:

Prior to February 6, 2029 (one month prior to their maturity date) with respect to the 2029 Notes (the “2029 Notes Par Call Date”) and August 6, 2035 (three months prior to their maturity date) with respect to the 2035 Notes (the “2035 Notes Par Call Date” and each of the 2029 Notes Par Call Date and the 2035 Notes Par Call Date individually, a “Par Call Date”), the Company may redeem the Notes of the applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)    (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes of the applicable series matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, in the case of the 2029 Notes, and 20 basis points, in the case of the 2035 Notes, less (b) interest accrued to the date of redemption, and

(2)    100% of the principal amount of the Notes of the applicable series to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date, the Company may redeem the Notes of the applicable series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes of the applicable series being redeemed plus accrued and unpaid interest thereon to the redemption date.

For additional information, including the definition of “Treasury Rate” and other relevant terms, see “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs with respect to the Notes of any series, the Company will be required, subject to certain exceptions, to offer to repurchase the Notes of such series at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the applicable Change of Control Payment Date (as defined in the Preliminary Prospectus Supplement). The provisions of the Notes of each series that may require us to offer to purchase the Notes of such series upon the occurrence of a Change of Control Triggering Event with respect to the Notes of such series, and what constitutes a Change of Control Triggering Event with respect to the Notes of any series, are subject to important exceptions and limitations and you should carefully review the information appearing under the captions “Risk Factors” and “Description of Notes—Change of Control Triggering Event” in the Preliminary Prospectus Supplement for additional information and for the definitions of “Change of Control Triggering Event,” “Change of Control Payment Date” and other relevant terms.

CUSIP / ISIN:	2029 Notes: 278642 BD4 / US278642BD42 2035 Notes: 278642 BE2 / US278642BE25
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC
Co-Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

HSBC Securities (USA) Inc.

Independence Point Securities LLC

J.P. Morgan Securities LLC

Mischler Financial Group, Inc.

Morgan Stanley & Co. LLC

Penserra Securities LLC

RBC Capital Markets, LLC

Standard Chartered Bank

Siebert Williams Shank & Co., LLC

Wells Fargo Securities, LLC

*       The credit ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other securities rating.

** It is expected that delivery of the Notes will be made on or about November 6, 2025, which will be the third business day following the date of the Preliminary Prospectus Supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to their scheduled date of delivery will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC that are incorporated by reference or deemed to be incorporated by reference in such prospectus and preliminary prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611 or Goldman Sachs & Co. LLC at 1-866-471-2526.

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